Exhibit 99.2

Check-Cap Ltd.
Check-Cap Building
29 Abba Hushi Avenue
P.O. Box 1271
Isfiya, 3009000
Israel

_____________________

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder:

We cordially invite you to attend an Extraordinary General Meeting of Shareholders (the “Meeting”) of Check-Cap Ltd. (the “Company”) to be held on April 2, 2018, at 4:00 p.m. (Israel time) at our offices at the Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel, for the following purposes:

1.
To approve a reverse share split of the Company’s ordinary shares within a range of 1:8 to 1:12, the exact ratio to be determined by further action of our Board of Directors, to be effective on a date to be determined by our Board of Directors and announced by the Company, and to amend our Articles of Association accordingly; and

2.	To approve the terms of engagement of Mr. Alex Ovadia, as Chief Executive Officer.

We are currently not aware of any other matters that will come before the Meeting.  If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

Only shareholders of record at the close of business on March 5, 2018, are entitled to notice of and to vote at the Meeting or at any adjournment thereof.

The Proxy Statement describing the various matters to be voted upon at the Meeting and the accompanying proxy card will be mailed to such shareholders on or about March 7, 2018.  Shareholders may review the full version of the proposed resolutions in the Proxy Statement as well as the accompanying proxy card, on, or about, March 7, 2018, via the website of the U.S. Securities and Exchange Commission at www.sec.gov as well as under the Investors section of our website at http://ir.check-cap.com, and also at our offices during regular business hours (Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Mount Carmel, Israel; Tel: +972-4-+972-4-8303400 (phone)).

Proxies must be received by our transfer agent or at our registered office in Israel no later than forty eight (48) hours prior to the designated time for the Meeting.  Proxies received by our transfer agent or at our registered office in Israel during the forty eight (48) hours preceding the designated time for the Meeting will be presented to the Chairman of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Our company’s representatives are Lior Torem, our Chief Financial Officer, at liort.torem@check-cap.com or +972-4-8303401, and Rachel Cohen-Menirom, our General Counsel, at rachel.cohen-menirom@check-cap.com or +972-4-8303424, Check-Cap Ltd., Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel; Tel: +972-4-8303424.  Detailed voting instructions are provided both in the Proxy Statement and the proxy card.

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent (25%) of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  At least two shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve each of the proposals.

In addition, for the approval of Proposal 2, one of the following two voting requirements must be met: (i) a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, present in person or by proxy and voting on the matter at the Meeting (excluding abstentions), voted in favor of the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, does not exceed two-percent (2%) of our outstanding voting rights.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of our company as of the current time for purposes of Proposal 2.  A shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder for purposes of Proposal 2.  If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on Proposal 2, you should contact our Chief Financial Officer, Lior Torem, at lior.torem@check-cap.com or +972-4-8303401, or our General Counsel, Rachel Cohen-Menirom, at rachel.cohen-menirom@check-cap.com or +972-4-8303424.

The Israeli Companies Law, 1999 (the “Israeli Companies Law”) requires that each shareholder voting on Proposal 2indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in such proposals.  Otherwise, the shareholder is not eligible to vote on the proposals and his or her vote will not be counted for the purposes of the proposals.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares.  Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Sincerely, /s/ Steven Hanley Steven Hanley Chairman of the Board of Directors

February 26, 2018

Check-Cap Ltd.
Check-Cap Building
29 Abba Hushi Avenue
P.O. Box 1271
Isfiya, 3009000
Israel
_____________________

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Check-Cap Ltd. (the “Company”) to be voted at the Extraordinary General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders.  The Meeting will be held on April 2, 2018, at 4:00 p.m. (Israel time) at our offices at the Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel.

This Proxy Statement, the attached Notice of the Meeting and the enclosed proxy card are being mailed to shareholders on or about March 7, 2018.

Purpose of the Extraordinary General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following: (1) the approval of a reverse share split of our ordinary shares within a range of 1:8 to 1:12, the exact ratio to be determined by further action of our Board of Directors, to be effective on a date to be determined by our Board of Directors and announced by the Company, and to amend our Articles of Association accordingly; and (ii) the approval of the terms of engagement of Mr. Alex Ovadia, as Chief Executive Officer.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the proposals set forth in this Proxy Statement.

Who Can Vote

You are entitled to notice of, and to vote in person or by proxy at, the Meeting, if you are a holder of record of our ordinary shares as of the close of business on March 5, 2018.  You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on March 5, 2018, or which appeared in the participant listing of a securities depository on that date.  See below “How You Can Vote.”

How You Can Vote

•
Voting in Person.  If you are a shareholder of record, i.e., your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company LLC, you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting.

•
Voting by Proxy.  If you are a shareholder of record, these proxy materials are being sent directly to you by our transfer agent.  You may submit your proxy by completing, signing and mailing the enclosed proxy card that was mailed to you in the enclosed, postage-paid envelope.  If your ordinary shares are held in “street name,” these proxy materials are being forwarded to you by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee.  Please follow the voting instructions provided to you by your broker, trustee or nominee.  Proxies must be received by our transfer agent or at our registered office in Israel no later than forty eight (48) hours prior to the designated time for the Meeting.  Proxies received by our transfer agent or at our registered office in Israel during the forty eight (48) hours preceding the designated time for the Meeting will be presented to the Chairman of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Chief Financial Officer, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent (25%) of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  At least two shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve each of the proposals.

In addition, for the approval of Proposal 2, one of the following two voting requirements must be met: (i) a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, present in person or by proxy and voting on the matter at the Meeting (excluding abstentions), voted in favor of the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, does not exceed two-percent (2%) of our outstanding voting rights.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of our company as of the current time for purposes of Proposal 2.  A shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder for purposes of Proposal 2.  If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on Proposal 2, you should contact our Chief Financial Officer, Lior Torem, at lior.torem@check-cap.com or +972-4-8303401, or our General Counsel, Rachel Cohen-Menirom, at rachel.cohen-menirom@check-cap.com or +972-4-8303424.

The Israeli Companies Law, 1999 (the “Israeli Companies Law”) requires that each shareholder voting on Proposal 2 indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in such proposal.  Otherwise, the shareholder is not eligible to vote on the proposal and his or her vote will not be counted for the purposes of the proposal.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares.  Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count towards the vote tally for a given proposal.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission (the “SEC”) concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 25, 2018 by (i) each person or entity known to us to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of our directors and executive officers; and (iii) all of our directors and executive officers as a group.

The percentage of beneficial ownership of our ordinary shares is based on 19,265,198 ordinary shares, NIS 0.2 par value per share outstanding as of February 25, 2018.  Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities.  All options and warrants currently exercisable or exercisable into ordinary shares within 60 days of February 25, 2018 are deemed to be outstanding and beneficially owned by the shareholder holding such options or warrants for the purpose of computing the number of shares beneficially owned by such shareholder. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option or warrant. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

Except as indicated in the footnotes below, we believe that the persons named in the table below have sole voting and investment power with respect to the ordinary shares indicated in the table as being beneficially owned by them.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
5% or Greater Shareholders
(other than directors and executive officers)
Pontifax Funds(1)	2,941,887.5	14.13%
Shanghai Fosun Pharmaceutical Group Co. Ltd.(2)	2,864,033	13.90%
Quant Global Capital Advisors, LC.(3)	2,499,999	11.94%
Sabby Management, LLC(4)	1,007,494	5.23%

Directors and Executive Officers
William (Bill) Densel(5)	554,210	2.80%
Lior Torem	*	*
Yoav Kimchy(6)	761,381	3.93%
Alex Ovadia	*	*
Steven Hanley	*	*
Clara Ezed	*	*
Mary Jo Gorman	*	*
Tomer Kariv(1)	2,941,887.5	14.13%
XiangQian (XQ) Lin(7)	607,595	3.08%
Yuval Yanai	*	*
All director and executive officers as a group (10 persons)(8)	5,376,105.5	29.11%
___________

* Less than 1% of our ordinary shares.

(1)
Based on our records and information contained in a Schedule 13D/A filed by Pontifax (Cayman) II, L.P., Pontifax (Israel) II, L.P. and Pontifax (Israel) II—Individual Investors, L.P (collectively, the “Pontifax Funds”) and other reporting persons with the SEC on January 3, 2017.  Includes (i) 1,388,987 outstanding ordinary shares held by the Pontifax Funds; (ii) 749,334 ordinary shares subject to warrants that are currently exercisable held by the Pontifax Funds; (iii) 239,391.5 ordinary shares issuable upon exercise of the Series A Warrants that are currently exercisable held by the Pontifax Funds; (iv) 562,500 ordinary shares issuable upon exercise of the Long Term Incentive Warrants that are currently exercisable held by the Pontifax Funds; and (v) 1,675 restricted share units (“RSUs”) that shall vest within 60 days of this table. Pontifax Management II L.P. is the general partner of the Pontifax Funds and Pontifax Management 2 G.P. (2007) Ltd. is the general partner of Pontifax Management II L.P. Tomer Kariv and Ran Nussbaum are Managing Partners of each of the Pontifax Funds and Pontifax Management II L.P. and are directors of Pontifax Management 2 G.P. (2007) Ltd. and share voting and dispositive power with respect to the shares. The principal business office of each of the foregoing entities and persons is 8 Hamanofim Street, Beit Ofek, Herzliya Pituach, Israel.

(2)
Based on our records and information contained in a Schedule 13G/A filed by Shanghai Fosun Pharmaceutical Group Co. Ltd. with the SEC on February 7, 2018.  Includes: (i) 1,530,699 outstanding ordinary shares; (ii) 333,333.5 ordinary shares issuable upon exercise of the Series A Warrants that are currently exercisable; and (iii) 1,000,000.5 ordinary shares issuable upon exercise of the Long Term Incentive Warrants that are currently exercisable.

(3)
Based on our records and information contained in a Schedule 13G filed by Quant Global Capital Advisors, LLC with the SEC on March 6, 2015.  Includes: (i) 833,333 outstanding ordinary shares; (ii) 416,666.5 ordinary shares issuable upon exercise of the Series A Warrants that are currently exercisable; and (iii) 1,249,999.5 ordinary shares issuable upon exercise of the Long Term Incentive Warrants that are currently exercisable.

(4)
Based on information contained in a Schedule 13G/A filed by Sabby Management, LLC (“Sabby Management”) and other reporting persons with the SEC on January 9, 2018.  According to the Schedule 13G/A, (i) Sabby Healthcare Master Fund, Ltd. (“Sabby Healthcare”) beneficially owns 880,151 ordinary shares; (ii) Sabby Volatility Warrant Master Fund, Ltd. (“Sabby Volatility”) beneficially owns 127,343 ordinary shares; and (iii) Sabby Management, which serves as the investment manager of Sabby Healthcare and Sabby Volatility, and Hal Mintz, who serves as manager of Sabby Management, each may be deemed to beneficially own the aggregate 1,007,494 ordinary shares beneficially owned by Sabby Healthcare and Sabby Volatility.

(5)	Includes 544,561 ordinary shares subject to options that are exercisable within 60 days of this table.
(6)
Includes: (i) 319,553 ordinary shares directly held by Yoav Kimchy; (ii) 118,326 ordinary shares subject to options held by Yoav Kimchy that are currently exercisable or exercisable within 60 days of this table; (iii) 3,244 RSUs held by Yoav Kimchy that shall vest within 60 days of the table; (iv) 319,553 ordinary shares directly held by Sigalit Kimchy, the wife of Yoav Kimchy; (v) 633 ordinary shares subject to options held by Sigalit Kimchy that are currently exercisable or exercisable within 60 days of this table; and (vi) 72 RSUs held by Sigalit Kimchy that shall vest within 60 days of the table.  Yoav Kimchy and Sigalit Kimchy have joint beneficial ownership over the shares beneficially held by them.

(7)
Includes: (i) 168,507 outstanding ordinary shares held by Esco Ventures Pte Ltd.; (ii) 83,333.5 ordinary shares issuable upon exercise of the Series A Warrants, that are currently exercisable, held by Esco Ventures Pte Ltd.; (iii) 250,000.5 ordinary shares issuable upon exercise of the Long Term Incentive Warrants, that are currently exercisable, held by Esco Ventures Pte Ltd (iv) 104,839 ordinary shares subject to options that are exercisable within 60 days of this table; and (v) 915 RSUs that shall vest within 60 days of this table, held directly by XiangQian (XQ) Lin. Mr. Lin has advised us that Esco Ventures Pte Ltd. is wholly-owned by him and that he possesses the ultimate voting and investment power over the shares beneficially owned by Esco Ventures Pte Ltd.

(8)	See footnotes (1)-(7) for certain information regarding beneficial ownership.

PROPOSAL 1
APPROVAL OF A REVERSE SHARE SPLIT OF THE COMPANY’S SHARE CAPITAL AND
AMEND THE ARTICLES OF ASSOCIATION ACCORDINGLY
(Item 1 on the Proxy Card)

Purpose and Effect of the Reverse Split

On January 18, 2018, we received a letter from the Nasdaq Listing Qualifications Department notifying us of our failure to maintain a minimum closing bid price of $1.00 over the preceding 30 consecutive trading days for our ordinary shares as required by Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”).  According to the letter from Nasdaq, we have been given a grace period of 180 calendar days, i.e., up to July 17, 2018, to regain compliance with the Bid Price Rule. We can regain compliance if, at any time before the grace period ends, the bid price of our ordinary shares closes at or above $1.00 per share for a minimum of ten consecutive business days. If we cannot demonstrate compliance by the end of the grace period, Nasdaq will notify us that our ordinary shares are subject to delisting. We may then be eligible for an additional 180 day grace period if we meet Nasdaq’s initial listing standards with the exception of the minimum bid price requirement.

We believe that a reverse split of our ordinary shares is advisable in order to meet the continued listing requirements of the Nasdaq Capital Market and to maintain the listing of our ordinary shares. We also believe that the continued listing of our ordinary shares on the Nasdaq Capital Market will enable us to have better access to the public capital markets while providing for greater liquidity for our shareholders. In addition, we believe that the reverse split is advisable in order to make our ordinary shares more attractive to a broader range of investors, including professional investors, institutional investors and the general investing public.  Our Board of Directors believes that the anticipated increased price resulting from the Reverse Share Split may generate additional interest and trading in our ordinary shares.

We are therefore seeking approval of the shareholders to effect a reverse share split of our outstanding ordinary shares within a range of 1:8 to 1:12 the exact ratio to be determined by further action of our Board of Directors (the “Reverse Split”) and to amend our Articles of Association to effect such Reverse Split.  If the Reverse Split is approved by our shareholders, then the Board will have the authority to decide, within three months of the Meeting, whether to implement the Reverse Split and the exact ratio for the Reverse Split.  Following such determination by our Board of Directors, we will issue a press release announcing the effective date of the Reverse Split and will amend our Articles of Association to effect such Reverse Split.  The Company is required to give notice to Nasdaq at least 15 calendar days prior to the record date of a Reverse Split.

If the Reverse Split is implemented, the number of authorized as well as the issued and outstanding ordinary shares would be reduced in accordance with the reverse split ratio selected by the Board of Directors and the par value per ordinary share will be increased proportionately.  In addition, if the Reverse Split is implemented, the exercise price and the number of ordinary shares issuable pursuant to outstanding warrants will be adjusted pursuant to the terms of the respective warrants in connection with the Reverse Split.  Furthermore, upon completion of the Reverse Split, the number of ordinary shares issuable pursuant to the 2006 Unit Option Plan and 2015 Equity Incentive Plan and 2015 US Sub-Plan to the 2015 Equity Incentive Plan, as well as the number of shares and exercise prices subject to outstanding option under the plans and the number of shares subject to outstanding RSUs under the plans shall be appropriately adjusted.

No fractional shares will be issued as a result of the Reverse Split.  Instead, all fractional shares will be rounded up to the nearest whole ordinary share.

The Reverse Split is not a “going private” transaction, this action will not have the effect of reducing our shareholders to less than 300, and we will continue to be required to file reports and other information with the SEC pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended.

In the event that the Company’s shareholders do not approve the Reverse Split and the proposed amendments to the Company’s Articles of Association, the Company’s ordinary shares will likely be delisted from trading on the Nasdaq Capital Market.  Delisting could also negatively impact the Company’s ability to secure additional financing.  Accordingly, the Board of Directors recommends that the shareholders vote to approve the Reverse Split as described above on a date to be determined by our Board of Directors and announced by the Company and authorize the Company to amend the Articles of Association accordingly.

Implementation of Reverse Split

If our shareholders approve the Reverse Split and our Board of Directors decides to effectuate the Reverse Split, each block of eight to twelve (depending on the Reverse Split ratio) ordinary shares issued and outstanding will be reclassified, and changed into one fully paid and nonassessabe ordinary share of the Company.  In addition, the number of authorized ordinary shares that the Company may issue will be reclassified, and proportionately decreased in accordance with the Reverse Split ratio.

Upon the implementation of the Reverse Split, we intend to treat shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose shares are registered in their names.  Banks, brokers, custodians or other nominees will be instructed to effect the Reverse Split for their beneficial holders holding our ordinary shares in street name.  However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the Reverse Split.  Shareholders who hold our ordinary shares with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

Our registered holders of ordinary shares hold their shares electronically in book-entry form with the transfer agent.  These shareholders do not have share certificates evidencing their ownership of their ordinary shares.  They are, however, provided with a statement reflecting the number of shares registered in their accounts.  Registered holders who hold shares electronically in book-entry form with the transfer agent will not need to take action (the exchange will be automatic) to receive whole shares of post-Reverse Split ordinary shares, subject to adjustment for treatment of fractional shares.

Certain Risks Associated with the Reverse Split

There are numerous factors and contingencies that could affect our price following the proposed Reverse Split, including the status of the market for our ordinary shares at the time, our reported results of operations in future periods, and general economic, market and industry conditions.  Accordingly, the market price of our ordinary shares may not be sustainable at the direct arithmetic result of the Reverse Split.  If the market price of our ordinary shares declines after the Reverse Split, our total market capitalization (the aggregate value of all of our outstanding ordinary shares at the then existing market price) after the split will be lower than before the split.

The Reverse Split may result in some shareholders owning “odd lots” of less than 100 ordinary shares on a post-split basis.  Odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 shares.

Certain U.S. Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences of the Reverse Split. This summary does not purport to be a complete discussion of all of the possible U.S. federal income tax consequences and is included for general information only. Further, it does not address any state, local or foreign income or other tax consequences and does not address the tax treatment of any fractional shares that may result from the Reverse Split. Also, it does not address the tax consequences to holders that are subject to special tax rules, such as banks, insurance companies, regulated investment companies, personal holding companies, foreign entities, nonresident alien individuals, broker-dealers and tax-exempt entities.  The discussion is based on the provisions of the United States federal income tax law as of the date hereof, which is subject to change retroactively as well as prospectively.  This summary also assumes that the ordinary shares prior to the Reverse Split (the “Old Shares”) were, and the ordinary shares after the reverse split (the” New Shares”) will be, held as a “capital asset,” as defined in the Internal Revenue Code of 1986, as amended ( i.e., generally, property held for investment) and that the Old Shares were not, and the New Shares will not be, treated as stock in a “Passive Foreign Investment Company” for US federal income tax purposes. The tax treatment of a shareholder may vary depending upon the particular facts and circumstances of such shareholder. Each shareholder is urged to consult with such shareholder's own tax advisor with respect to the tax consequences of the Reverse Split.

No gain or loss should be recognized by a shareholder upon such shareholder’s exchange (or deemed exchange) of Old Shares for New Shares pursuant to the Reverse Split.  The aggregate tax basis of the New Shares received (or deemed received) in the Reverse Split will be the same as the shareholder’s aggregate tax basis in the Old Shares exchanged (or deemed exchanged) therefor. The shareholder’s holding period for the New Shares will include the period during which the shareholder held the Old Shares surrendered (or deemed surrendered) in the Reverse Split.

Our view regarding the tax consequences of the Reverse Split is not binding on the Internal Revenue Service or the courts.  Accordingly, each shareholder should consult with his, her or its own tax advisor with respect to all of the potential tax consequences to such shareholder of the Reverse Split.

Certain Israeli Tax Consequences

The following discussion summarizing certain Israeli income tax consequences is based on the Israeli Income Tax Ordinance [New Version], 1961, as amended, and the policy of the Israel Tax Authority (“ITA”) as currently in effect, and is for general information only. Shareholders are urged to consult their own tax advisors to determine the particular consequences to them of the Reverse Split.

Generally, a reverse share split could be viewed for Israeli tax purposes as a sale of the ordinary shares held by each shareholder, with the consideration being the new ordinary shares received in the Reverse Split.  Such sale of ordinary shares will generally be viewed as a capital gain tax event for Israeli tax purposes and will result in the recognition of capital gain or capital loss for Israeli income tax purposes, unless an applicable exemption is provided in Israeli tax law or under an applicable treaty for the prevention of double taxation that exists between the State of Israel and the country of residence of the shareholder.

However, it is possible to approach the ITA in order to obtain an advanced tax ruling, prior to the Reverse Split.  If obtained, the ruling may provide that the Reverse Split will not be considered as a sale of shares for Israeli tax purposes.  Such ruling could also provide that the purchase price (as adjusted for the split) and purchase date for tax purposes in future selling of the new ordinary shares will be identical to the purchase price and purchase date of the old ordinary shares.

It is likely that such a ruling would be conditioned and based on the following facts: the Reverse Split shall apply the same conversion ratio for all of the shareholders; there will be no change in the shareholders’ rights (whether in their voting rights or rights for profits) as a result of the Reverse Split; the Reverse Split shall not include any consideration or economic benefit (whether by cash or by cash equivalents) paid or accrued to the shareholders or to the Company; the economic value of all of the issued shares shall not be affected by the Reverse Split.

There is no assurance that we will apply for such a ruling or if we apply for such a ruling, that we will obtain the ruling or if obtained, the terms and conditions that would be included the ruling.

THE U.S. AND ISRAELI TAX CONSEQUENCES OF THE REVERSE SPLIT MAY DEPEND UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER.  ACCORDINGLY, EACH SHAREHOLDER IS ADVISED TO CONSULT THE SHAREHOLDER’S TAX ADVISOR WITH RESPECT TO ALL OFTHE POTENTIAL TAX CONSEQUENCES TO THE SHAREHOLDER OF THE REVERSE SPLIT.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve a reverse share split of the Company’s ordinary shares in a ratio to be determined by the Board of Directors in a range of 1:8 to 1:12, effective on the date to be determined by the Board of Directors and announced by the Company, and to amend the Company’s Articles of Association accordingly.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the Reverse Split and to amend the Articles of Association accordingly.

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 2
APPROVAL OF TERMS OF ENGAGEMENT OF CHIEF EXECUTIVE OFFICER
(Item 2 on the Proxy Card)

Our Board of Directors has approved the appointment of Mr. Alex Ovadia as our Chief Executive Officer effective as of February 26, 2018.  At the Meeting, shareholders will be asked to approve the terms of engagement of Mr. Alex Ovadia in such capacity, pursuant to the approval and recommendation of our Compensation Committee and Board of Directors.

Mr. Ovadia has served as our vice president of research and development since January 2013 and in addition, as our Israeli Site Manager and Chief Operating Officer since July 1, 2015.  Mr. Ovadia brings more than 25 years of experience leading global operations, in addition to worldwide management of complex projects.  From 2001 to 2012, Mr. Ovadia served in various positions as global director and senior manager for CT research and development at Philips Healthcare  – CT Systems.  Mr. Ovadia was also appointed as a member of Global CT R&D staff and as a member of management of Philips Medical System Technologies Ltd.  Prior to that, from 1990 to 2001, Mr. Ovadia served as project/systems engineering manager for large scale military projects, mainly aircraft upgrades for U.S. and European governments performed by Elbit Systems Ltd.  Mr. Ovadia holds a BSc degree in electrical engineering from the Technion-Israel Institute of Technology.

Our Compensation Committee and Board of Directors have approved, subject to shareholder approval, the payment of the following compensation and benefits to Mr. Ovadia, in consideration for his services as Chief Executive Officer:

•	an annual base salary of US$240,000, to be paid in monthly installments of US$20,000 each in New Israeli Shekels based on an exchange rate of $1.00 = NIS 3.85;

•
an annual bonus of up to 30% of the annual base salary.  The bonus shall be subject to the achievement of certain criteria for each 12 month-period (or such shorter or longer period determined by our Compensation Committee and Board of Directors ), as shall be determined by our Compensation Committee and Board of Directors, in accordance with our compensation policy, as in effect from time to time.  The Board of Directors and Compensation Committee may determine that Mr. Ovadia shall be entitled to certain portion(s) of the bonus upon partial achievement of the criteria and that the bonus shall be conditioned upon the achievement of a minimum threshold of the criteria.  The Board of Directors and Compensation Committee may further determine that in the event that Mr. Ovadia’s employment terminates prior to the end of a full 12-month period, he shall be entitled to the relative portion of the bonus, based on the actual employment term during the 12-month period.  In the event of termination for “Cause” (as such term is defined in Mr. Ovadia’s employment agreement), he shall not be entitled to any bonus for the 12-month period during which his employment was terminated.  Mr. Ovadia shall be required to repay any amounts paid to him as a bonus, if subsequently it transpires that such amounts were paid on the basis of figures that were incorrect and were restated in the Company financial statements, all in accordance with applicable law and the Company’s compensation policy;

•
deposits into a manager’s insurance policy (including an insurance policy for the loss of work ability), as well as to a further educational fund, in amounts determined by Israeli law and as customary in the Israeli market;

•	a leased company car at our expense not to exceed a monthly leasing cost of NIS 12,000 (approximately US$3,100), and a mobile phone and related expenses; and

•
24 annual vacation days, as well as sick leave and recreation pay in accordance with applicable law.  Mr. Ovadia shall be entitled to transfer unused vacation days from one 12-month period to the subsequent 12-month period, provided that: (i) the number of unused vacation days so transferred to any subsequent 12-month period shall not exceed 48 unused vacation days; and (ii) the aggregate number of unused vacation days at any specific time shall not exceed 72 days.

Each of the Company and Mr. Ovadia shall be entitled to terminate his employment agreement upon 90 days prior written notice, except that the Company will be entitled to terminate his employment agreement immediately for “Cause” (as such term is defined in Mr. Ovadia’s employment agreement).

Mr. Ovadia’s current employment agreement includes standard confidentiality, intellectual property, non-competition and non-solicitation provisions, which provisions will continue to be in effect with respect to his service as Chief Executive Officer.  In addition, Mr. Ovadia will continue to benefit from the directors’ and officers’ indemnification and exculpation agreement that we previously entered into with him.

Our Compensation Committee and Board of Directors have determined that the terms of Mr. Ovadia’s engagement as our Chief Executive Officer are consistent with the Company’s Compensation Policy for Executive Officers and Directors.

In making its recommendation, our Compensation Committee Board of Directors took into account a number of considerations, including: Mr. Ovadia’s education, skills, expertise and professional experience, as detailed above, and his past achievements within our company and industry as a whole; the responsibilities and duties to performed by Mr. Ovadia in his capacity as Chief Executive Officer; previous compensation arrangements with Mr. Ovadia; and Mr. Ovadia’s expected contributions to the achievement of our goals.

Based on the factors outlined above, our Compensation Committee and Board of Directors views the proposed terms of engagement of Mr. Ovadia as Chief Executive Officer as fair and reasonable under the circumstances and in compliance with our Compensation Policy.

Under the Israeli Companies Law, the payment of compensation to a chief executive officer that is consistent with a company’s compensation policy must be approved by the compensation committee, board of directors and shareholders by a special majority, in that order.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve the terms of engagement of Mr. Ovadia, as Chief Executive Officer, as set forth in the Proxy Statement for the Meeting.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution, provided that either: (i) the shares voting in favor of the proposal (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, does not exceed two-percent of our outstanding voting rights.

The Israeli Companies Law requires that each shareholder voting on the proposal indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in such proposal.  Otherwise, the shareholder is not eligible to vote on the election of the external directors and his or her vote will not be counted for the purposes of the proposal.  For details regarding the meaning of “personal interest,” see “Vote Required for Approval of the Proposals.”

The Board of Directors recommends a vote FOR the foregoing resolution.

OTHER MATTERS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Extraordinary General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors, /s/ Steven Hanley Steven Hanley Chairman of the Board of Directors

Date: February 26, 2018